UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: June 20, 2016
2. State identification Number:
AL	N.A	AK	60077333	AZ	68891	AR	60030611	CA	N/A	CO	2013-52-250
CT	1076861	DE	71608	DC	60051046	FL		GA	SCMF049318	HI	N/A
ID	72151	IL	60027229	IN	13-0029IC	IA	I-86357	KS	2014S0000261	KY	60026404
LA	N/A	ME	10040322	MD	SM20132062	MA	N/A	MI	971161	MN	N/A
MS	60064771	MO	R2013-1,964	MT	88314	NE	95515	NV	N/A	NH	MF13-0084346
NJ	MF-12876	NM	46737	NY	S33-37-61	NC	52726	ND	BV613	OH	13497284
OK	IC 2214399	OR	2013-1756	PA	2013-02-070MF	RI	N/A	SC	MF20157	SD	59861
TN	M13-2104	TX	C 104943	UT	007-2777-03	VT	10/23/13-05	VA	183038	WA	60065519
WV	N/A	WI	N/A	WY	27623	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Quantified Alternative Investment Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

June 20, 2016

We, as members of management of the Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 29, 2016, and from December 31, 2015, through February 29, 2016.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of February 29, 2016, and from December 31, 2015, through February 29, 2016, with respect to securities reflected in the investment accounts of the Fund.

Quantified Alternative Investment Fund

/s/ Catherine Ayers-Rigsby .

Principal Executive Officer

/s/ Kevin Wolf .

Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Quantified Alternative Investment Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of February 29, 2016. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2016, and with respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of our last examination), through February 29, 2016, without prior notice to management:

  Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC and U.S. Bank, N.A (the “Custodian”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Fund and the Custodian.

  Agreement of five security purchases and five security sales or maturities for the Fund since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of February 29, 2016, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

June 20, 2016